Exhibit 99.1

Thomson Reuters Announces Share Consolidation Ratio

for Return of Capital Transaction

Shares to begin trading tomorrow on the TSX and NYSE on a post-consolidated basis

TORONTO, November 26, 2018 – Thomson Reuters (TSX/NYSE: TRI) today announced the share consolidation ratio for its return of capital transaction which will be effective at 3:01 a.m. (Toronto time) tomorrow. The company’s common shares will begin trading on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) on a post-consolidated basis when markets open tomorrow. The company’s trading symbol will remain “TRI” on both exchanges. The new CUSIP number for the post-consolidated common shares is 884903709 and the new ISIN number is CA8849037095.

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The return of capital transaction consists of a distribution of US$4.45 in cash per common share (approximately US$2.3 billion in the aggregate) and a consolidation of the company’s outstanding common shares (or reverse stock split) at a ratio of 1 pre-consolidated share for 0.9079 post-consolidated shares). The share consolidation is proportional to the cash distribution and the share consolidation ratio was based on the volume weighted average trading price of the shares on the NYSE for the five trading day period which ended today.

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Eligible shareholders who duly exercised their right to opt out of the transaction will not receive the cash distribution and will continue to hold the same number of shares that they held prior to the effective time of the transaction.

As of November 26, 2018, the company had 552,574,909 common shares issued and outstanding. When the return of capital transaction is effective and the shares are consolidated, the company will reduce the total number of its issued and outstanding common shares to 504,916,616.

Computershare Trust Company of Canada, the company’s depositary for the transaction, will deliver cash distribution amounts to registered participating shareholders as promptly as practicable, subject to the terms and conditions of the transaction. The effects of the share consolidation will be reflected in the company’s share register. Beneficial or non-registered shareholders participating in the transaction will receive cash distributions from their bank, broker or other intermediary and the effects of the share consolidation will be recorded in their accounts.

Fractional shares will not be issued as part of the return of capital transaction and shareholders will receive the value of any fractional shares in cash, subject to certain exceptions described in the management proxy circular.

As previously announced, the transaction is generally expected to be tax-free for Canadian tax purposes. A U.S. shareholder who has chosen to opt out of the transaction generally is not expected to be subject to U.S. federal income tax or Canadian federal income tax. A U.S. shareholder who participates in the transaction generally is expected to be subject to U.S. federal income tax on any gain realized and is not expected to be subject to Canadian federal income tax. The tax consequences of the proposed return of capital transaction are complex. This summary reflects certain assumptions and limitations and it is qualified in its entirety by the “Income Tax Considerations” section of the management proxy circular for the return of capital transaction.

The return of capital transaction is one of several ways that the company is returning US$10 billion of proceeds from its recently closed Financial & Risk transaction to its shareholders. Following the return of capital transaction, the company will have returned approximately US$9.8 billion of this amount. The company plans to complete the return of proceeds later this year through the repurchase of approximately US$200 million of its shares under its normal course issuer bid.

The full details of the return of capital transaction are described in the company’s management proxy circular dated October 16, 2018 and related materials, which are available on www.thomsonreuters.com in the “Investor relations” section. The return of capital documents were previously filed with the Canadian securities regulatory authorities on SEDAR and are available at www.sedar.com. The documents were also furnished to the U.S. Securities and Exchange Commission through EDGAR and are available at www.sec.gov.

Thomson Reuters Announces Share Consolidation Ratio for Return of Capital Transaction

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including statements relating to the timing of the return of capital transaction. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the return of capital transaction will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com